SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35508; File No. 812-15664

Wilshire Private Assets Fund, et al.

March 25, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Wilshire Private Assets Fund, Wilshire Private Assets Master Fund, BVK Europe Opportunities Fund I, L.P., BVK Europe Opportunities Fund II, L.P., BVK Europe Opportunities Fund III, L.P., BVK Europe Opportunities Fund IV, L.P., Summit Hill Credit Fund, L.P., Summit Hill Real Assets Fund, L.P., Summit Hill Alternative Yield Fund, L.P., Wilshire BVV Europe Venture Fund, L.P. (Series I), Wilshire BVV Europe, L.P. (Series I), Wilshire BVV Europe, L.P. (Series II), Wilshire BVV Europe, L.P. (Series III), Wilshire BVV Europe, L.P. (Series IV), Wilshire BVV Europe, L.P. (Series V), Wilshire BVV Europe, L.P. (Series VI), Wilshire BVV Europe, L.P. (Series VII), Wilshire BVV U.S., L.P. (Series I), Wilshire BVV U.S., L.P. (Series II), Wilshire BVV U.S., L.P. (Series III), Wilshire BVV U.S., L.P. (Series IV), Wilshire BVV U.S., L.P. (Series V), Wilshire BVV U.S., L.P. (Series VI), Wilshire BVV U.S.,

L.P. (Series VII), Wilshire BVV U.S., L.P. (Series VIII), Wilshire Global Private Markets Fund IX, L.P., Wilshire New Waves Fund, L.P., Wilshire Private Credit Annual Fund Series, L.P., 2022 Wilshire Private Credit Annual Fund Series, L.P., 2025 Wilshire Private Credit Annual Fund Series, L.P., Wilshire Private Equity Annual Fund Series, L.P., 2022 Wilshire Private Equity Annual Fund Series, L.P., Wilshire Private Markets Family Office Fund I, L.P., Wilshire Private Markets Family Office Fund II, L.P., Wilshire Private Markets Family Office Fund III, L.P., Wilshire Private Markets Family Office Fund IV, L.P., Wilshire Private Markets Real Estate Family Office Fund I, L.P., Mill Creek Wilshire Private Equity 2022, L.P., Mill Creek Wilshire Private Equity 2024, L.P., Wilshire-BBI UK VC Co-Invest LP, Wilshire European Venture Capital Fund II SCSp, Wilshire European Venture Capital Fund III SCSp, Wilshire MNCPPC Employees' Retirement System Global, L.P., Wilshire MNCPPC Employees' Retirement System Global, L.P. (Series II), Wilshire MNCPPC Employees' Retirement System Global, L.P. (Series III), Wilshire European Private Markets Fund VIII, L.P., Wilshire Private Markets Opportunities Fund II-B, L.P., Wilshire U.S. Private Markets Fund VII, L.P., Wilshire U.S. Private Markets Fund VIII, L.P., Wilshire Asia Private Markets Fund VIII, L.P., Rio Grande Wilshire Alternative Yield Solutions Fund, LP, Rio Grande Wilshire Offshore Alternative Yield Solutions Ltd., and Wilshire Advisors LLC (collectively, the "Applicants").

Filing Dates: The application was filed on November 29, 2024, and amended on February 28, 2025 and March 20, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on April 21, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Patrick Dennis, Esq., Wilshire Advisors LLC, patrick.dennis@wilshire.com, Thomas D. Peeney, Esq., Paul Hastings LLP, thomaspeeney@paulhastings.com, and John J. O'Brien, Esq., Morgan, Lewis & Bockius LLP, john.obrien@morganlewis.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated March 20, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of

Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.